Prudential High Yield Fund, Inc.
File No. 811-2896
Fiscal Year ended December 31, 2001
NSAR Item 77J attachment

Distributions to shareholders, which are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles, are recorded on the ex-dividend date. In order to present undistributed net investment income and accumulated net realized gains (losses) on the statement of assets and liabilities that more closely represent their tax character, certain adjustments have been made to undistributed net investment income and accumulated net realized gain (loss) on investments. For the year ended December 31, 2001, the adjustments were to decrease undistributed net investment income and accumulated net realized loss by $3,758,844, due to the federal income tax treatment of net foreign exchange losses and consent fee income. Net investment income, net realized losses and net assets were not affected by this change.